Exhibit 99.1

Agria Announces Resignation of Independent Director

BEIJING, CHINA—November 22, 2013 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced the resignation of Dr. Zhao Jiuran from the Company’s Board of Directors (the “Board”), effective November 19, 2013. Dr. Zhao was an independent director who joined the Board in September 2007.

Agria’s Executive Chairman of the Board, Mr. Alan Lai, commented, “We appreciate the substantial contributions made by Dr. Zhao to the success of Agria. His expertise in genetic breeding and industrialization of maize contributed to our leadership position in the PRC seeds market. We understand his desire to devote more time and attention to his academic pursuits and official duties, and wish him success in his future endeavors.”

Upon the resignation, the compensation committee of the Company will comprise two independent directors: Mr. Wah Kwong Tsang (as Chair) and Mr. Sean Shao. The composition of the Board and compensation committee remains in compliance with all applicable New York Stock Exchange and United States Securities and Exchange Commission regulations.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.